April 17, 2019

Jeffrey Cella
President and Chief Executive Officer
CF FUND II, LLC
5000 W. Tilghman Street, Suite 249
Allentown, PA 18104

       Re: CF FUND II, LLC
           Offering Statement on Form 1-A
           Post-qualification Amendment No. 1
           Filed March 28, 2019
           File No. 024-10732

Dear Mr. Cella:

       We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

1-A POS filed March 28, 2019

General

1. We note section 8.3 of your operating agreement and section 5(c) of your subscription agreement regarding "binding arbitration." With a view toward disclosure, please tell us if you intend arbitration to be the exclusive means of resolving disputes. Please revise your offering statement to describe the arbitration provisions and add risk factor disclosure regarding how these provisions will impact holders of your Membership Interests. Please also address the reasons for adopting the provisions and any question as to enforceability of the provisions under federal and state law. In addition, please revise to:

          Describe specifically the basis for your belief that these provisions are enforceable under federal and state law;
          Clarify whether the provisions apply to claims under the federal securities laws and
 Jeffrey Cella
CF FUND II, LLC
April 17, 2019
Page 2
             whether they apply to claims other than in connection with this offering;
             To the extent the arbitration provisions apply to federal securities law claims, please revise the disclosure to state that by agreeing to the arbitration provision, investors will not be deemed to have waived the company's compliance with the federal securities laws.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Lobert, Staff Attorney, at 202-551-7150 or Sonia Barros, Assistant
Director, at 202-551-3655 with any other questions.



                                                                 Sincerely,
FirstName LastNameJeffrey Cella
                                                                 Division of
Corporation Finance
Comapany NameCF FUND II, LLC
                                                                 Office of Real
Estate and
April 17, 2019 Page 2                                            Commodities
FirstName LastName